UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Jowell Global Ltd.

Full Name of Registrant

N/A
Former Name if Applicable

2nd Floor, No. 285 Jiangpu Road, Yangpu District
Address of Principal Executive Office (Street and Number)

Shanghai, China 200082
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company’s financial statements in time for filing. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Haiting Li	86-21	5521-0174
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Jowell Global Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2023	By:	/s/ Haiting Li
Haiting Li
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate that we will report the following significant changes in the results of operations from the 2022 fiscal year:

Total revenue for the fiscal year ended December 31, 2022 increased by about $39.1 million, or 22.9%, to $210.0 million from $170.9 million for the fiscal year ended December 31, 2021. Compared to the year ended December 31, 2021, sales of cosmetic products increased by about $20.4 million or 25.9% in the year ended December 31, 2022. Compared to the year ended December 31, 2021, sales of health and nutritional supplements products decreased by about $16.2 million or 28.8% in 2022. Our household products revenue increased by about $34.7 million or 96.5% comparing 2022 to 2021.

Our total operating expenses increased by about $43.6 million or 24.5% from $177.9 million in 2021 to $221.6 million in 2022. All categories of our operating expenses slightly decreased in 2022 compared to 2021, except cost of sales increased by about $44.5 million in 2022.

Cost of sales of cosmetic products increased by about $24.1 million or 32.0% from $75.5 million in 2021 to about $99.6 million in 2022. The increase is attributable to an increase in the weighted average unit cost of $1.33 or 53.2% and partially offset by a decrease in units sold of 4.2 million or 13.8% in 2022 comparing to 2021.

Loss from operations in 2022 was approximately $11.6 million compared to loss from operations of about $7.0 million in 2021. The increase in loss from operations is mainly attributable to the inflation with significant increase in unit cost which led to a significant increase in our cost of sales.

Net loss increased by about 73.1% to $11.06 million for the year ended December 31, 2022 from the net loss of $6.39 million in 2021.

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